SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A22 (Amendment No. 22)

Under the Securities Exchange Act of 1934

RegeneRx Biopharmaceuticals, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

75886X 10 8
(CUSIP Number)

Marino Zigrossi
Managing Director
Essetifin S.p.A.

Via Sudafrica, 20

Rome, RM 00144

Italy
+39 06 5427711
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Essetifin S.p.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 42,280,747
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 42,280,747
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,280,747
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.2% (based on 128,432,478 shares of Common Stock outstanding as of November 14, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2018, plus 4,166,667 shares issuable upon exercise of the February 2019 Note (as defined below) and 3,125,000 shares issuable upon exercise of the February 2019 Warrant (as defined below))

(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Paolo Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 42,280,747
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 42,280,747
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,280,747
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.2% (based on 128,432,478 shares of Common Stock outstanding as of November 14, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2018, plus 4,166,667 shares issuable upon exercise of the February 2019 Note (as defined below) and 3,125,000 shares issuable upon exercise of the February 2019 Warrant (as defined below))

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Enrico Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 42,280,747
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 42,280,747
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,280,747
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.2% (based on 128,432,478 shares of Common Stock outstanding as of November 14, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2018, plus 4,166,667 shares issuable upon exercise of the February 2019 Note (as defined below) and 3,125,000 shares issuable upon exercise of the February 2019 Warrant (as defined below))

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Francesca Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 42,280,747
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 42,280,747
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,280,747
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.2% (based on 128,432,478 shares of Common Stock outstanding as of November 14, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2018, plus 4,166,667 shares issuable upon exercise of the February 2019 Note (as defined below) and 3,125,000 shares issuable upon exercise of the February 2019 Warrant (as defined below))

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Silvia Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 42,280,747
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 42,280,747
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,280,747
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.2% (based on 128,432,478 shares of Common Stock outstanding as of November 14, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2018, plus 4,166,667 shares issuable upon exercise of the February 2019 Note (as defined below) and 3,125,000 shares issuable upon exercise of the February 2019 Warrant (as defined below))

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Martina Cavazza Preta
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 42,280,747
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 42,280,747
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,280,747
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.2% (based on 128,432,478 shares of Common Stock outstanding as of November 14, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2018, plus 4,166,667 shares issuable upon exercise of the February 2019 Note (as defined below) and 3,125,000 shares issuable upon exercise of the February 2019 Warrant (as defined below))

(14)	TYPE OF REPORTING PERSON IN

Explanatory Note

This filing is being made solely for the purpose of amending the disclosure regarding the number of shares into which each of the Warrants (as defined below) is exercisable to 3,125,000 and to reflect the corresponding adjustment of the disclosures regarding the Reporting Parties’ (as defined below) holdings as a result thereof. The number of shares into which each of the Warrants is exercisable was previously inadvertently reported as 2,884,615 (rather than the correct number of 3,125,000).

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 22 by Essetifin S.p.A., an Italian corporation (“Essetifin”), Paolo Cavazza, an Italian citizen, Enrico Cavazza, an Italian citizen, Francesca Cavazza, an Italian citizen, Silvia Cavazza, an Italian citizen, and Martina Cavazza Preta, an Italian citizen (together with Essetifin, Paolo Cavazza, Enrico Cavazza, Francesca Cavazza and Silvia Cavazza, the “Reporting Parties”), amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2003, as last amended by Amendment No. 21 filed with the SEC on September 28, 2018 (the “Schedule 13D”), with respect to the common stock, $0.001 par value (the “Common Stock”), of RegeneRx Biopharmaceuticals, Inc. (the “Issuer”), a Delaware corporation whose principal offices are located at 15245 Shady Grove Road, Suite 470, Rockville, MD 20850.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed jointly on behalf of Paolo Cavazza, Essetifin, Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta. Paolo Cavazza directly and indirectly owns 40% of Essetifin. Each of Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta, directly and indirectly, owns 15% of Essetifin.

The business address of Essetifin is Via Sudafrica, 20, Rome, Italy 00144. The principal business of Essetifin is an investment holding company with recognized experience in the rare diseases sector.

The name, address, principal occupation or employment and citizenship of each of the executive officers and directors of, and each person, including Paolo Cavazza, controlling Essetifin are set forth in Schedule A hereto. Neither the Reporting Parties nor any of the persons listed on Schedule A has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

On February 26, 2019, in a private placement by the Issuer and pursuant to a Convertible Note and Warrant Purchase Agreement (the “Agreement”), dated as of February 26, 2019, between the Issuer and Essetifin, Essetifin agreed to purchase an aggregate principal amount of $1,000,000 of convertible promissory notes of the Issuer (the “Notes”) and warrants to acquire Common Stock (the “Warrants”). Essetifin is purchasing the Notes and Warrants in two $500,000 tranches, each of which consists of (i) a Note in the principal amount of $500,000 and (ii) a Warrant to purchase 3,125,000 shares of Common Stock at an exercise price of $0.18 per share, issued in connection with the Agreement as partial consideration for the Note. Essetifin purchased the first tranche effective as of February 26, 2019 (such purchase consisting of the “February 2019 Note” and the “February 2019 Warrant”) and has agreed to purchase the second tranche effective within three business days after receiving notice from the Issuer that the first patient has been enrolled in a specific clinical trial, as described in the Agreement. The $500,000 purchase price for the February 2019 Note and February 2019 Warrant was paid from Essetifin’s working capital.

Interest accrues on the unpaid principal amount of the Notes at a rate equal to 5.0% per annum. The Notes and any accrued interest thereon are convertible at the option of the holder at any time prior to repayment of the Notes into Common Stock at a conversion price of $0.12 per share. The Notes and any accrued and unpaid interest thereon are payable upon the written demand of the holder thereof at any time after March 1, 2024. The initial outstanding principal amount of the February 2019 Note of $500,000, excluding interest, if converted into Common Stock, would result in the issuance of 4,166,667 shares; after the purchase of the second tranche, the outstanding principal amount of $1,000,000, excluding interest, if converted into Common Stock, would result in the issuance of 8,333,334 shares. At any time prior to maturity of the Notes, with the consent of the holders of a majority in interest of the Notes, the Issuer may prepay the outstanding principal amount of the Notes plus unpaid accrued interest without penalty. Upon the commission of any act of bankruptcy by the Issuer, the execution by the Issuer of a general assignment for the benefit of creditors, the filing by or against the Issuer of a petition in bankruptcy or any petition for relief under the federal bankruptcy act or the continuation of such petition without dismissal for a period of ninety (90) days or more, or the appointment of a receiver or trustee to take possession of the property or assets of the Issuer, the outstanding principal and all accrued interest on the Notes will accelerate and automatically become immediately due and payable.

Each of the Warrants is exercisable into up to 3,125,000 shares of Common Stock, for an aggregate of up to 6,250,000 shares of Common Stock. The Warrants are exercisable, in whole or in part, at any time and from time to time, beginning six months from the date of purchase through the fifth anniversary of such date. Therefore, the February 2019 Warrant is exercisable from August 26, 2019 through February 26, 2024.

Copies of the Agreement, the form of February 2019 Note and the form of February 2019 Warrant are filed as Exhibits 3, 4 and 5, respectively, to this Schedule 13D and are incorporated herein by reference.

Dispositive power over the shares of Common Stock owned by Essetifin is shared by Paolo Cavazza, Enrico Cavazza, Silvia Cavazza, Francesca Cavazza and Martina Cavazza Preta. Each of the foregoing disclaims beneficial ownership of all shares of common stock held by Essetifin except to the extent of any pecuniary interest therein.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

The purpose of purchasing the Notes and Warrants was to provide funds for the Issuer’s general corporate purposes.

Other than as set forth above, none of the Reporting Parties has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of February 26, 2019, the Reporting Parties are the beneficial owners of 42,280,747 shares of Common Stock, representing 31.2% of the Issuer’s outstanding Common Stock, based on 128,432,478 shares of Common Stock outstanding as of November 14, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2018, plus 4,166,667 shares issuable upon exercise of the February 2019 Note and 3,125,000 shares issuable upon exercise of the February 2019 Warrant.

(b) The number of shares of Common Stock as to which each of the Reporting Parties has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which each of the Reporting Parties shares the power to vote or direct the vote is 42,280,747. The number of shares of Common Stock as to which each of the Reporting Parties has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which each of the Reporting Parties shares the power to dispose or direct the disposition is 42,280,747.

(c) See Items 3 and 4 above.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D hereby restated in its entirety as follows:

Except as otherwise set forth in Items 3 and 4 of this Schedule 13D, to the best knowledge of the Reporting Parties, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or oppositions arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

1.	Joint Filing Agreement.[1]

2.	Power of Attorney (Paolo Cavazza).

3.	Convertible Note and Warrant Purchase Agreement, dated February 26, 2019, between the Issuer and Essetifin.

4.	Form of February 2019 Note.

5.	Form of February 2019 Warrant.

[1]	Incorporated by reference to the Reporting Persons’ Amendment No. 19 to Schedule 13D filed with the SEC on October 17, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Essetifin S.p.A. is true, complete and correct.

Date: March 1, 2019

ESSETIFIN S.P.A.

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Managing Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Date: March 1, 2019

PAOLO CAVAZZA

	By:	/s/ Fabio Poma
Name: Fabio Poma
Title: Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Enrico Cavazza is true, complete and correct.

Date: March 1, 2019

ENRICO CAVAZZA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Francesca Cavazza is true, complete and correct.

Date: March 1, 2019

FRANCESCA CAVAZZA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Silvia Cavazza is true, complete and correct.

Date: March 1, 2019

SILVIA CAVAZZA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Martina Cavazza Preta is true, complete and correct.

Date: March 1, 2019

MARTINA CAVAZZA PRETA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

** Power of attorney was previously filed with Securities and Exchange Commission as an exhibit to the Form 3/A filed on October 4, 2017, with respect to the common stock of Fennec Pharmaceuticals, Inc.

SCHEDULE A

Essetifin S.p.A.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director (other than E. Cavazza, S. Cavazza, F. Cavazza, M. Cavazza Preta, Martinetti and Tugnoli) of Essetifin S.p.A. are set forth below:

1.	(a) Mario Artali, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) President of Essetifin S.p.A. located at Via Sudafrica, 20, Rome, RM 00144, Italy, and (d) Italian.

2.	(a) Marino Zigrossi, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) business consultant and (d) Italian.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director (other than Mr. Mario Artali and Mr. Marino Zigrossi) of Essetifin S.p.A. are set forth below:

1.	(a) Enrico Cavazza, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) entrepreneur Essetifin S.p.A. located at Via Sudafrica, 20, Rome, RM 00144, Italy, and (d) Italian.

2.	(a) Silvia Cavazza, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) entrepreneur Essetifin S.p.A. located at Via Sudafrica, 20, Rome, RM 00144, Italy, and (d) Italian.

3.	(a) Francesca Cavazza, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) entrepreneur Essetifin S.p.A. located at Via Sudafrica 20, Rome, RM 00144, Italy, and (d) Italian.

4.	(a) Martina Cavazza Preta, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) entrepreneur Essetifin S.p.A. located at Via Sudafrica 20, Rome, RM 00144, Italy, and (d) Italian.

5.	(a) Maurizio Martinetti, (b) Piazza dei Caprettari 70, Rome, Italy, 00186, (c) lawyer and (d) Italian.

6.	(a) Guido Tugnoli, (b) via Senato 12, Milano, 20121, (c) business consultant and (d) Italian.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each controlling person of Essetifin S.p.A. (other than E. Cavazza, S. Cavazza, F. Cavazza and M. Cavazza Preta) are set forth below:

1.	(a) Paolo Cavazza, (b) Via Tesserete, 10, Lugano, Switzerland, (c) entrepreneur, Essetifin S.p.A. and Aptafin SpA, and (d) Italian. Paolo Cavazza, directly and indirectly, owns approximately 40% of Essetifin S.p.A.

Sch-A-1

EXHIBIT 2

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint each of Fabio Poma and Nicola Wullschleger, with full power of substitution, as the true and lawful attorney-in-fact and agent of the undersigned, and authorizes and designates each of the foregoing attorneys-in-fact to sign on behalf of the undersigned, and to file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities of REGENERX BIOPHARMACEUTICALS, INC. held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of each of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.

This Power of Attorney overrides and replaces any prior power of attorney issued for the same matter and shall remain in full force and effect until the undersigned withdraws it in writing and delivers to each of the foregoing attorneys-in-fact a copy of the withdrawal.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 14th day of September, 2017.

Paolo Cavazza

/s/ Paolo Cavazza

Ex-2-1

EXHIBIT 3

REGENERX BIOPHARMACEUTICALS, INC.

CONVERTIBLE NOTE AND WARRANT PURCHASE AGREEMENT

February 26, 2019

- i -

CONVERTIBLE NOTE AND WARRANT PURCHASE AGREEMENT

THIS CONVERTIBLE NOTE AND WARRANT PURCHASE AGREEMENT (this “Agreement”), dated as of February 26, 2019, is entered into by and between RegeneRx Biopharmaceuticals, Inc., a Delaware corporation (the “Company”), and Essetifin S.p.A., an Italian corporation (the “Investor”).

RECITALS

Whereas, the Company has authorized the sale and issuance of (i) convertible promissory notes in the form attached hereto as Exhibit A (the “Notes” and, the securities issuable on conversion of such Notes, the “Conversion Shares”) and (ii) warrants, in substantially the form attached hereto as EXHIBIT B (the “Warrant”), to purchase shares of the Company’s Common Stock (the “Warrant Shares” and, along with the Conversion Shares, the Warrants and the Notes, the “Securities”), pursuant to the terms of a series of Agreements on substantially identical terms to this Agreement;

Whereas, the Company desires to fund the Notes in two tranches, the initial tranche to be funded on or before February 28, 2019, and with the second tranche to be funded after the first patient has been enrolled in the ARISE-3 Phase 3 Clinical Trial, on the terms and conditions set forth herein; and

Whereas, the Investor desires to purchase the Securities on the terms and conditions set forth herein; and

Whereas, the Company desires to issue and sell the Securities to the Investor on the terms and conditions set forth herein.

AGREEMENT

Now, therefore, in consideration of the foregoing recitals and the mutual promises, representations, warranties, and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1. DEFINITIONS

The following terms when used in this Agreement shall have the following respective meanings:

“1st Funding” has the meaning set forth in Section 3.1 hereof.

“1st Funding Date” has the meaning set forth in Section 3.1 hereof.

“1st Purchase Price” has the meaning set forth in Section 2.1 hereof.

“2nd Funding” has the meaning set forth in Section 3.1 hereof.

Ex-3-1

“2nd Funding Date” has the meaning set forth in Section 3.1 hereof.

“2nd Purchase Price” has the meaning set forth in Section 2.2 hereof.

“Agreement” has the meaning set forth in the Preamble.

“Applicable Laws” has the meaning set forth in Section 4.1(f) hereof.

“ARISE-2” means the Phase 2/3 clinical trial using RGN-259 to treat dry eye syndrome, which was sponsored by ReGenTree and managed by Ora, Inc., and the results of which were reported by the Company in October 2017.

“ARISE-3 Phase 3 Clinical Trial” means the Phase 3 clinical trial using RGN-259 to treat dry eye syndrome, which is sponsored by ReGenTree, in order to confirm the results of ARISE-2.

“Board of Directors” means the Board of Directors of the Company.

“Capital Stock” means (i) with respect to any Person that is a corporation, any and all shares, interests or equivalents in capital stock (whether voting or nonvoting and whether common or preferred) of such corporation and (ii) with respect to any Person that is not a corporation, any and all partnership, membership, limited liability company or other equity interests of such Person; and in each case, any and all warrants, rights or options to purchase any of the foregoing.

“Certificate of Incorporation” means the Certificate of Incorporation of the Company, as in effect and on file with the Secretary of State of the State of Delaware on the date of this Agreement.

“Common Stock” means the Common Stock of the Company, par value $0.001 per share.

“Company” has the meaning set forth in the Preamble.

“Conversion Shares” has the meaning set forth in the Preamble.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Governmental Authority” means the United States, any state, county or municipality, the government of any foreign country, any subdivision of any of the foregoing or any authority, department, commission, board, bureau, agency, court or instrumentality of any of the foregoing.

“Investor” has the meaning set forth in the Preamble.

“Knowledge of the Company,” including the terms “Know,” “Known” and other derivatives thereof, means, with respect to the Company, the actual knowledge, after reasonable investigation, of any Responsible Officer.

“Lien” means any mortgage, lien, pledge, security interest, easement, conditional sale or other title retention agreement or other encumbrance of any kind except for liens relating to taxes that have accrued but are not yet payable which do not have a Material Adverse Effect.

Ex-3-2

“Material Adverse Effect” means a material adverse effect upon (i) the condition (financial or otherwise), operations, business, properties or assets of the Company, (ii) the ability of the Company to perform its obligations under this Agreement or any of the other agreements or documents contemplated hereby to which it is a party or (iii) the legality, validity or enforceability of this Agreement or any of the other agreements or documents contemplated hereby or the rights and remedies of the Investor and the other parties hereunder and thereunder.

“Material Agreements” has the meaning set forth in Section 4.1(e) hereof.

“Notes” has the meaning set forth in the Preamble.

“Parties” refers collectively to the Company and the Investor.

“Person” means an individual, corporation, partnership, joint venture, trust, unincorporated organization, or Governmental Authority.

“ReGenTree” means ReGenTree LLC, a Delaware limited liability company.

“Regulation D” has the meaning set forth in Section 4.2(c) hereof.

“Responsible Officer” means, with respect to the Company, the President and Chief Executive Officer or the Chairman of the Board of Directors.

“Returns” has the meaning set forth in Section 4.1(i) hereof.

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Reports” has the meaning set forth in Section 4.1(h)(i) hereof.

“Securities” has the meaning set forth in the Preamble.

“Securities Act” means the Securities Act of 1933, as amended.

“Stockholders” has the meaning set forth in Section 4.1(b) hereof.

“Tax” or “Taxes” refers to any and all federal, state, national, local, foreign and other taxes, assessments and other governmental charges, duties, levies, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

Ex-3-3

“Warrant” has the meaning set forth in the Preamble.

“Warrant Shares” has the meaning set forth in the Preamble.

SECTION 2. ISSUANCE AND SALE OF THE SECURITIES

2.1 1st Funding

At the 1st Funding, the Company shall issue and sell to the Investor, and such Investor shall purchase, for an aggregate purchase price of $500,000 (the “1st Purchase Price”), from the Company, (i) a Note in the principal amount of the 1st Purchase Price and (ii) a Warrant to purchase 3,125,000 Warrant Shares at an exercise price of $.18 per share.

2.2 2nd Funding

At the 2nd Funding, the Company shall issue and sell to the Investor, and such Investor shall purchase, for an aggregate purchase price of $500,000 (the “2nd Purchase Price”), from the Company, (i) a Note in the principal amount of the 2nd Purchase Price and (ii) a Warrant to purchase 3,125,000 Warrant Shares at an exercise price of $.18 per share.

SECTION 3. THE FUNDING

3.1 Funding

The 1st Funding of the issuance and sale of the Securities pursuant to Section 2.1 hereof and certain of the other transactions contemplated hereby (the “1st Funding”) shall take place within one business day following the satisfaction of the conditions specified in Section 5 below, at such time and place as the Parties shall mutually agree (the actual date being referred to herein as the “1st Funding Date”). The Parties agree that the 1st Funding, in the amount of the 1st Purchase Price, may occur electronically by delivery of signatures by electronic, facsimile or other electronic transmission, and delivery of the 1st Purchase Price by wire transfer of immediately available funds to the account designated in writing by the Company.

The 2nd Funding of the issuance and sale of the Securities pursuant to Section 2.2 hereof and certain of the other transactions contemplated hereby (the “2nd Funding”), in the amount of the 2nd Purchase Price, shall take place within three business day following (i) the satisfaction of the conditions specified in Section 5 below, at such time and place as the Parties shall mutually agree, and (ii) delivery by the Company to the Investor of formal notice, including any additional documentation reasonably requested by the Investor related thereto, that the first patient has been enrolled in the ARISE-3 Phase 3 Clinical Trial (the actual date being referred to herein as the “2nd Funding Date”).

Ex-3-4

3.2 Deliveries by the Company

At the 1st Funding, the Company shall deliver, or cause to be delivered, to the Investor the following items:

(a) A Note in the principal amount of the 1st Purchase Price purchased by the Investor hereunder, registered in the name of the Investor and subject to the legends and other restrictions set forth herein;

(b) a Warrant, executed by the Company and registered in the name of the Investor, pursuant to which the Investor shall have the right to acquire the Warrant Shares issuable to the Investor pursuant to Section 2.1 on the terms set forth therein;

(c) a certificate of the Secretary or Assistant Secretary of the Company, in form and substance satisfactory to counsel for the Investor, certifying that attached thereto are true and correct copies of (i) the Certificate of Incorporation and bylaws of the Company (including, in each case, all amendments and modifications to the date of such certificate), and (ii) resolutions duly and validly adopted by the Board of Directors authorizing the allotment and issuance of the Securities to the Investor, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; and

(d) a certificate of the Secretary or Assistant Secretary of the Company, in form and substance satisfactory to counsel for the Investor, certifying that the conditions set forth in Section 5.1(a) and (c) have been satisfied.

At the 2nd Funding, the Company shall deliver or cause to be delivered to the Investor the following items:

(a) A Note in the principal amount of the 2nd Purchase Price purchased by the Investor hereunder, registered in the name of the Investor and subject to the legends and other restrictions set forth herein;

(b) a Warrant, executed by the Company and registered in the name of the Investor, pursuant to which the Investor shall have the right to acquire the Warrant Shares issuable to the Investor pursuant to Section 2.2 on the terms set forth therein; and

(c) a certificate of the Secretary or Assistant Secretary of the Company, in form and substance satisfactory to counsel for the Investor, certifying that the conditions set forth in Section 5.3(a), (c) and (d) have been satisfied.

3.3 Deliveries by the Investor

At the 1st Funding, the Investor shall deliver or cause to be delivered to the Company the following items:

(a) payment of the 1st Purchase Price in immediately available funds by wire transfer to an account designated in writing by the Company prior to the 1st Funding Date; and

Ex-3-5

(b) a fully completed and duly executed Accredited Investor Certification in the form attached hereto as Exhibit C.

At the 2nd Funding, the Investor shall deliver or cause to be delivered to the Company the following items:

(a) payment of the 2nd Purchase Price in immediately available funds by wire transfer to an account designated in writing by the Company prior to the 2nd Funding Date; and

(b) a fully completed and duly executed Accredited Investor Certification in the form attached hereto as Exhibit C.

SECTION 4. REPRESENTATIONS, WARRANTIES AND COVENANTS

4.1 Representations and Warranties of the Company

In order to induce the Investor to purchase the Securities it is purchasing hereunder, the Company represents and warrants to the Investor as of the date hereof that:

(a) Organization and Standing. The Company is duly incorporated and validly existing under the laws of the State of Delaware and has all requisite corporate power and authority to own or lease its properties and assets and to conduct its business as it is presently being conducted.

(b) Capitalization. Immediately subsequent to the consummation of the transactions contemplated by this Agreement, the authorized Capital Stock of the Company shall be as set forth on Schedule 4.1(b) hereto. The outstanding shares of Capital Stock are all duly and validly authorized and issued, fully paid and nonassessable, and based in part on the representations of the stockholders of the Company (the “Stockholders”) made in connection with the issuance thereof, were issued in compliance with all applicable federal and state securities laws.

(c) Capacity of the Company; Consents; Execution of Agreements. The Company has all requisite power, authority and capacity to enter into this Agreement and to perform the transactions and obligations to be performed by it hereunder. The execution and delivery of this Agreement and any agreements contemplated hereby by the Company, and the performance by the Company of the transactions and obligations contemplated hereby and thereby, including, without limitation, the issuance and delivery of the Securities to the Investor, has been duly authorized by all requisite action of the Company and Stockholders. This Agreement has been duly executed and delivered by a duly authorized officer of the Company and constitutes a valid and legally binding agreement of the Company, enforceable in accordance with its respective terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws of the United States (both state and federal), affecting the enforcement of creditors’ rights or remedies in general and general equity principles. The Company is not required to obtain the approval of its stockholders or any approvals under applicable state securities laws or stock exchange listing rules in connection with the execution and delivery of this Agreement and the transactions contemplated hereby.

Ex-3-6

(d) Status of the Conversion Shares and Warrant Shares; Reservation of Common Stock. The Conversion Shares and Warrant Shares to be issued and purchased hereunder, when issued by the Company to the Investor and paid for by the Investor pursuant to the terms of this Agreement, the Note and Warrant, respectively, will (i) be duly authorized, validly issued, fully paid and nonassessable, (ii) based on the Investor’s representations in Section 4.2, have been issued in compliance with all applicable United States federal and state securities laws, and (iii) be free and clear of all Liens. The Company has available sufficient shares of Common Stock for issuance pursuant to the terms of this Agreement.

(e) Conflicts; Defaults. The execution and delivery of this Agreement by the Company and the performance by the Company of the transactions and obligations contemplated hereby to be performed by it will not (i) materially violate, conflict with, or constitute a default under any of the terms or provisions of, the Certificate of Incorporation, the bylaws, or any provisions of, or result in the acceleration of any obligation under, any material contract, note, debt instrument, security agreement, or other instrument to which the Company is a party or by which the Company, or any of their assets is bound (collectively, the “Material Agreements”); (ii) result in the creation or imposition of any Liens or claims upon the Company’s assets or upon the Company’s Common Stock; (iii) assuming the accuracy of the Investor’s representations in Section 4.2, constitute a material violation of any law, statute, judgment, decree, order, rule, or regulation of a Governmental Authority applicable to the Company; or (iv) constitute an event which, after notice or lapse of time or both, would result in any of the foregoing. The Company is not presently in violation of its Certificate of Incorporation or bylaws.

(f) Compliance with Laws. The Company is not in violation of, nor do any of its respective operations violate in any respect, any statute, law, or regulation of any Governmental Authority applicable to the Company (“Applicable Laws”), which violation would have a Material Adverse Effect.

(g) Litigation. As of the date hereof: (i) the Company is not subject to any order of, or written agreement or memorandum of understanding with, any Governmental Authority which would have a Material Adverse Effect; (ii) there are no material actions, suits, claims, investigations, or proceedings pending at law or in equity or before or by any Governmental Authority, or, to the Knowledge of the Company, threatened, against the Company or any of its assets or properties or the transactions contemplated by this Agreement, and to the Knowledge of the Company, there exist no facts or circumstances which reasonably could be anticipated to result in any such action, suit, claim, investigation, or proceeding; and (iii) no Person has asserted, and, to the Knowledge of the Company, no Person has a valid basis upon which to assert, any claims against the Company that would materially adversely affect the transactions contemplated by this Agreement or result in or form the basis of any such action, suit, claim, investigation or proceeding. There is no material action, suit, proceeding or investigation by the Company currently pending or which the Company intends to initiate.

Ex-3-7

(h) Securities Laws.

(i) The Company has filed all forms, reports and documents with the SEC required to be filed by it pursuant to the federal securities laws and the SEC rules and regulations thereunder, all of which complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act (collectively, the “SEC Reports”). None of the SEC Reports, including, without limitation, any financial statements or schedules included therein, at the time filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they were made, not misleading.

(ii) Based on the Investor’s representations in Section 4.2, no consent, authorization, approval, permit, or order of or filing with any Governmental Authority is required in order for the Company to execute and deliver this Agreement or in order for the Company to offer, issue, sell, or deliver the Securities. Based in part on the representations of the Investor and under the circumstances contemplated hereby and under current laws and regulations, the offer, issuance, sale and delivery of the Securities to the Investor is exempt from the registration requirements of the Securities Act.

(i) Taxes. The Company has timely filed or caused to be filed with the appropriate taxing authority all federal, state, national, local and foreign returns, estimates, information statements and reports (“Returns”) relating to Taxes required to be filed by the Company on or prior to the 1st Funding Date or the 2nd Funding Date, as applicable. The Returns have accurately reflected in all material respects and will accurately reflect in all material respects all liability for Taxes of the Company for the periods covered thereby.

4.2 Representations and Warranties of the Investor

The Investor hereby represents and warrants to the Company that as of the date hereof:

(a) Investment Intent. The Securities to be purchased by the Investor hereunder are being purchased for its own account and not with the view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act. The Investor understands that the Securities have not been registered under the Securities Act by reason of their issuance in transactions exempt from the registration and prospectus delivery requirements of the Securities Act pursuant to Section 4(a)(2) thereof. The Investor further understands that the certificates representing the Conversion Shares and any Warrant Shares that may be issued pursuant to the conversion of the Note and exercise of the Warrant, respectively, will bear the following legend and the Investor agrees that it will hold such shares subject thereto:

“THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS.”

Ex-3-8

(b) Capacity of the Investor; Execution of Agreement. The Investor has all requisite power, authority and capacity to enter into this Agreement, deliver the 1st Purchase Price and the 2nd Purchase Price, and to perform the transactions and obligations to be performed by it hereunder. This Agreement has been duly authorized, executed and delivered by them and constitutes its valid and legally binding obligation, enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws, both state and federal, affecting the enforcement of creditors’ rights or remedies in general from time to time in effect and the exercise by courts of equity powers or their application of principles of public policy.

(c) Accredited Investor. The Investor is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act (“Regulation D”).

(d) Suitability and Sophistication. (i) The Investor has such knowledge and experience in financial and business matters that it is capable of independently evaluating the risks and merits of purchasing the Securities; (ii) the Investor has independently evaluated the risks and merits of purchasing the Securities and has independently determined that the Securities are a suitable investment for it; and (iii) the Investor has sufficient financial resources to bear the loss of their entire investment in the Securities.

(e) Receipt of Information. The Investor believes, after due inquiry and investigation, that it has received all of the information that it considers necessary or appropriate for deciding whether to purchase the Securities. The Investor further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities and the business, properties, prospects and financial condition of the Company and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy of any information furnished to the Investor. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 4 of this Agreement or the right of the Investor to rely thereon.

(f) Independent Existence. The Investor was not formed for the specific purpose of purchasing the Securities.

SECTION 5. CONDITIONS TO FUNDING

5.1 Conditions to 1st Funding by the Investor

The obligations of the Investor to consummate the purchase of the Securities pursuant to Section 2 hereof and certain of the transactions contemplated by this Agreement are subject to the satisfaction on or prior to the 1st Closing Date of the following conditions, any of which may be waived in whole or in part in writing by the Investor:

(a) all representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of the 1st Funding Date as though made anew as of such date (unless another date is specified);

Ex-3-9

(b) the Company shall have delivered to the Investor the items required by Section 3.2 of this Agreement;

(c) the Company shall have performed and complied with all agreements and conditions required by this Agreement to be performed and complied with by it prior to or as of the 1st Funding Date; and

(d) all pre-issuance registrations, qualifications, permits and approvals required, if any, under applicable state securities laws or stock exchange listing rules for the lawful execution and delivery of this Agreement and the offer, sale, issuance and delivery of the Securities shall have been obtained.

5.2 Conditions to Funding by the Company

The obligations of the Company to consummate the issuance and sale of the Securities pursuant to Section 2.1 hereof and certain of the transactions contemplated by this Agreement are subject to the satisfaction on or prior to the 1st Funding Date of the following conditions, any of which may be waived, in whole or in part, in writing by the Company:

(a) all representations and warranties of the Investor contained in this Agreement shall be true and correct as of the date of this Agreement and as of the 1st Funding Date as though made anew as of such date;

(b) the Investor shall have delivered to the Company the items required by Section 3.3 of this Agreement;

(c) all pre-issuance registrations, qualifications, permits and approvals required, if any, under applicable state securities laws or stock exchange listing rules for the lawful execution and delivery of this Agreement and the offer, sale, issuance and delivery of the Securities shall have been obtained; and

(d) the Investor shall have performed and complied with all agreements and conditions required by this Agreement to be performed and complied with by it prior to or as of the 1st Funding Date.

5.3 Conditions to 2nd Funding by the Investor

The obligations of the Investor to consummate the issuance and sale of the Securities pursuant to Section 2.2 hereof and the 2nd Funding contemplated by this Agreement are subject to the satisfaction on or prior to the 2nd Funding Date of the following conditions, any of which may be waived, in whole or in part, in writing by the Investor:

(a) all representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of the 2nd Funding Date as though made anew as of such date (unless another date is specified);

(b) the Company shall have delivered to the Investor the items required by Section 3.3 of this Agreement;

Ex-3-10

(c) the Company shall have performed and complied with all agreements and conditions required by this Agreement to be performed and complied with by it prior to or as of the 1st Funding Date; and

(d) all relevant documentation as may be reasonably requested by the Investor shall have been delivered by the Company to the Investor demonstrating that the first patient has been enrolled in the ARISE-3 Phase 3 Clinical Trial.

SECTION 6. MISCELLANEOUS

6.1 Waivers and Amendments

This Agreement may be amended or modified in whole or in part only by a writing which makes reference to this Agreement that is executed by the Investor and the Company. The obligations of any Party hereunder may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the party claimed to have given the waiver; provided, however, that any waiver by any party of any violation of, breach of, or default under any provision of this Agreement or any other agreement provided for herein shall not be construed as, or constitute, a continuing waiver of such provision, or waiver of any other violation of, breach of or default under any other provision of this Agreement or any other agreement provided for herein.

6.2 Costs and Expenses

Each party agrees to pay its own costs and expenses in connection with the preparation, execution and delivery of this Agreement and other instruments and documents to be delivered hereunder and thereunder.

6.3 Remedies Cumulative

No specific right, power, or remedy conferred by this Agreement shall be exclusive, and each such right, power, or remedy shall be cumulative and in addition to every other right, power, or remedy, whether conferred hereby or by any security of the Company or now or hereafter available, at law or in equity, by statute or otherwise.

6.4 Remedies Not Waived

No course of dealing between the Company and the Investor, and no delay in exercising any right, power, or remedy conferred hereby or by any security issued by the Company, or now or hereafter available at law or in equity, by statute or otherwise, shall operate as a waiver of or otherwise prejudice any such right, power, or remedy.

6.5 Entire Agreement

This Agreement and the other agreements and instruments expressly provided for herein, together set forth the entire understanding of the parties hereto and supersede in their entirety all prior contracts, agreements, arrangements, communications, discussions, representations and warranties, whether oral or written, among the parties with respect to the subject matter hereof.

Ex-3-11

6.6 Specific Performance

The Company and the Investor acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with the specific terms hereof or were otherwise breached. It is accordingly agreed that, to the fullest extent permitted by law or equity, each of the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which the parties may be entitled by law or equity.

6.7 Governing Law

This Agreement shall in all respects be governed by and construed in accordance with the internal substantive laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

6.8 Notices

Any notice, request or other communication required or permitted hereunder shall be in writing and be deemed to have been duly given (a) when personally delivered or sent by facsimile transmission (the receipt of which is confirmed in writing), (b) one business day after being sent by a nationally recognized overnight courier service or (c) three business days after being sent by registered or certified mail, return receipt requested, postage prepaid, to the parties at their respective addresses set forth below.

If to the Company:

RegeneRx Biopharmaceuticals, Inc.

15245 Shady Grove Road

Suite 470

Rockville, MD 20850

Attention: J.J. Finkelstein

Facsimile: 301-208-9194

With a copy, which shall not constitute notice, to:

Avisen Legal P.A.

901 Marquette Avenue Suite 1675

Minneapolis, MN 55402
Attention: Todd Taylor
ttaylor@avisenlegal.com

If to the Investor:

To the address set forth below the Investor’s name on the signature page of this Agreement.

Any party by written notice to the others may change the address or the persons to whom notices or copies thereof shall be directed.

Ex-3-12

6.9 Counterparts

This Agreement may be executed in counterparts (including by facsimile or other electronic transmission), each of which shall be deemed to be an original, and all of which together shall constitute one and the same instrument.

6.10 Successors and Assigns

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

6.11 Third Parties

Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any Person other than the parties hereto any rights or remedies under or by reason of this Agreement.

6.12 Schedules and Exhibits

The schedules and exhibits attached to this Agreement are incorporated herein and shall be part of this Agreement for all purposes.

6.13 Headings

The headings in this Agreement are solely for convenience of reference and shall not be given any effect in the construction or interpretation of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Ex-3-13

IN WITNESS WHEREOF, the parties have duly executed, or have caused their duly authorized officer or representative to execute, this Securities Purchase Agreement as of the date first above written.

REGENERX BIOPHARMACEUTICALS, INC.

By:	/s/ J.J. Finkelstein
Name:	J.J. Finkelstein
Title:	President and Chief Executive Officer

Ex-3-14

IN WITNESS WHEREOF, the parties have duly executed, or have caused their duly authorized officer or representative to execute, this Securities Purchase Agreement as of the date first above written.

Name of Purchaser: Essetifin S.p.A.

Signature of Authorized Signatory of Purchaser: /s/ Marino Zigrossi

Name of Authorized Signatory:       Marino Zigrossi

Title of Authorized Signatory:         Managing Director

Email Address of Authorized Signatory: marino.zigrossi@essetifin.com

Facsimile Number of Authorized Signatory: +39 06 54220453

Address for Notice of Purchaser:

Essetifin S.p.A.

Via Sudafrica, 20

Rome, RM 00144

Italy

+39 06 5427711

Attention: Marino Zigrossi, Managing Director

Address for Delivery of Securities for Purchaser (if not same as address for notice):

_________________//____________________

Exhibit A

FORM OF NOTE

[ATTACHED]

Exhibit B

FORM OF WARRANT

[ATTACHED]

Exhibit C

ACCREDITED INVESTOR CERTIFICATION

The undersigned represents and warrants to RegeneRx Biopharmaceuticals, Inc. (the “Company”) that the undersigned fits within each category marked below, and that for any category marked, he, she or it has truthfully set forth any description required as provided for below. ALL INFORMATION WILL BE KEPT STRICTLY CONFIDENTIAL. The undersigned agrees to furnish any additional information that the Company deems necessary in order to verify the answers set forth below.

(PLEASE MARK EACH CATEGORY APPLICABLE TO YOU)

☐	The undersigned is an individual (not a partnership, corporation, etc.) whose individual net worth, or joint net worth with his or her spouse, presently exceeds $1,000,000.

Explanation. In calculating net worth you may include equity in personal property and real estate, including your principal residence, cash, short-term investments, stock and securities. Equity in personal property and real estate should be based on the fair market value of such property minus debt secured by such property.

☐	The undersigned is an individual (not a partnership, corporation, etc.) who had an income in excess of $200,000 in each of the two most recent years, or joint income with his or her spouse in excess of $300,000 in each of those years (in each case, including foreign income, tax exempt income and full amount of capital gains and losses, but excluding any income of other family members and any unrealized capital appreciation), and has a reasonable expectation of reaching the same income level in the current year.

☐	The undersigned is a director or executive officer of the Company.

☐	The undersigned is either: (a) a bank as defined in Section 3(a)(2) of the Securities Act of 1933, as amended (the “Act”); (b) a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Act, whether acting in its individual or fiduciary capacity; (c) a broker dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; (d) an insurance company as defined in Section 2(13) of the Act; (e) an investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of the Act; (f) a small business investment company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; (g) a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such a plan has total assets in excess of $5,000,000; or (h) an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 (“ERISA”), if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company or registered investment advisor, or if the employee benefit plan has total assets in excess of $5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors, as defined in Rule (501)(a) promulgated under the Act.

(describe entity)

☐	The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

(describe entity)

☐	The undersigned is an organization within the meaning of Section 501(c)(3) of the Internal Revenue Code, a corporation, a business trust, or a partnership, not formed for the specific purpose of acquiring the Securities, with total assets in excess of $5,000,000.

(describe entity)

☐	The undersigned is a trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities, whose investments are directed by a “sophisticated person” as described in Rule 506(b)(2)(ii) promulgated under the Act.

☐	The undersigned is an entity, all the equity owners of which are “accredited investors” within one or more of the above categories. If relying upon this category alone, each equity owner must complete a separate copy of this Certificate.

(describe entity)

☐	The undersigned does not meet the criteria of any of the categories listed above.

THE UNDERSIGNED UNDERSTANDS THAT THE COMPANY WILL RELY ON THE FOREGOING REPRESENTATIONS TO, AMONG OTHER THINGS, MAINTAIN THE EXEMPTION FOR THE ISSUANCE OF THE SECURITIES FROM THE REQUIREMENT TO REGISTER SUCH SECURITIES UNDER THE ACT.

The answers to the foregoing questions are correctly stated to the best of my knowledge, information and belief. I hereby agree to notify the Company promptly of any changes in the foregoing information.

Dated:______________

Name of Purchaser:

Signature of Authorized Signatory of Purchaser:

Name of Authorized Signatory:

Title of Authorized Signatory:

EXHIBIT 4

THIS CONVERTIBLE PROMISSORY NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

CONVERTIBLE PROMISSORY NOTE

$500,000	February 26, 2019

Rockville, Maryland

For value received, RegeneRx Biopharmaceuticals, Inc., a Delaware corporation (the “Company”), promises to pay to Essetifin S.p.A. (the “Holder”), the principal sum of $500,000. Interest shall accrue from the date of this Convertible Promissory Note (this “Note”) on the unpaid principal amount at a rate equal to five percent (5%) per annum. This Note is one of a series of Convertible Promissory Notes containing substantially identical terms and conditions issued pursuant to that certain Convertible Note and Warrant Purchase Agreement dated as of February 26, 2019. Such Notes are referred to herein as the “Notes” and the holders thereof are referred to herein as the “Holders”. This Note is subject to the following terms and conditions.

1. Maturity. Unless converted or repaid pursuant to Section 2 or Section 3, the entire unpaid principal sum of this Note, together with accrued and unpaid interest thereon, will be payable upon the written demand of the Holder at any time after March 1, 2024 (the “Maturity Date”). Subject to Section 3, interest shall accrue on this Note but shall not be due and payable until the written demand of the Holder on or after the Maturity Date. Notwithstanding the foregoing, the entire unpaid principal sum of this Note, together with accrued and unpaid interest thereon, shall become immediately due and payable upon the commission of any act of bankruptcy by the Company, the execution by the Company of a general assignment for the benefit of creditors, the filing by or against the Company of a petition in bankruptcy or any petition for relief under the federal bankruptcy act or the continuation of such petition without dismissal for a period of ninety (90) days or more, or the appointment of a receiver or trustee to take possession of the property or assets of the Company.

2. Conversion.

(a) Optional Conversion. At any time prior to repayment of this Note, the outstanding principal amount of this Note and accrued but unpaid interest on this Note (the “Conversion Amount”) may, at the option of the Holder, be voluntarily converted into shares of common stock, $0.001 par value per share (the “Common Stock”) of the Company or such other securities or property for which this Note may become convertible as a result of any adjustment described in Section 2(b). The number of shares of Common Stock to be issued upon such conversion shall be equal to (i) the Conversion Amount divided by (ii) the Conversion Price (as defined below). The Conversion Price shall initially be equal to $0.12 per share.

Ex-4-1

(b) Adjustment.

(i) In the event of changes in the outstanding Common Stock of the Company by reason of stock dividends, split-ups, recapitalizations, reclassifications, combinations or exchanges of shares, separations, reorganizations, liquidations, consolidation, acquisition of the Company, or the like, the number, class and type of shares available upon conversion of this Note and the Conversion Price shall be correspondingly adjusted to give the Holder of the Note, on conversion for the same aggregate Conversion Amount, the total number, class, and type of shares or other property as the Holder would have owned had the Note been converted prior to the event and had the Holder continued to hold such shares until the event requiring adjustment. The form of this Note need not be changed because of any such adjustment.

(ii) If at any time following delivery by Holder to the Company of a Notice of Conversion but prior to issuance of the applicable shares upon conversion, the holders of Common Stock of the Company (or any shares of stock or other securities at the time receivable upon the conversion of this Note) shall have received or become entitled to receive, without payment therefor:

(A) Common Stock or any shares of stock or other securities which are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution (other than a dividend or distribution covered in Section 2(b)(i) above),

(B) any cash paid or payable otherwise than as a cash dividend, or

(C) Common Stock or additional stock or other securities or property (including cash) by way of spinoff, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock pursuant to Section 2(b)(i) above), then and in each such case, the Holder hereof will be entitled to receive, in addition to the number of shares of Common Stock receivable pursuant to the Notice of Conversion, and without payment of any additional consideration therefor, the amount of stock and other securities and property (including cash in the cases referred to in clauses (B) and (C) above) which such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property.

(iii) Upon the occurrence of each adjustment pursuant to this Section 2(b), the Company at its expense will, at the written request of the Holder, promptly compute such adjustment in accordance with the terms of this Note and prepare a certificate setting forth such adjustment, including a statement of the adjusted Conversion Price and adjusted number or type of shares or other securities issuable upon conversion of this Note (as applicable), describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder.

Ex-4-2

(c) Mechanics and Effect of Conversion. No fractional shares of the Company’s Common Stock will be issued upon conversion of this Note. In lieu of any fractional share to which the Holder would otherwise be entitled, the Company will pay to the Holder in cash the amount of the unconverted principal and interest balance of this Note that would otherwise be converted into such fractional share. Upon conversion of this Note pursuant to this Section 2, the Holder shall surrender this Note at the principal offices of the Company, along with a duly executed Conversion Notice in the form attached as Appendix A hereto. At its expense, the Company will, as soon as practicable thereafter, cause to be issued and delivered to such Holder a certificate or certificates for the number of shares to which such Holder is entitled upon such conversion, together with a check payable to the Holder for any cash amounts payable as described herein. Upon conversion of this Note, the Company will be forever released from all of its obligations and liabilities under this Note with regard to that portion of the principal amount and accrued interest being converted including without limitation the obligation to pay such portion of the principal amount and accrued interest.

3. Payment Terms. All payments shall be made in lawful money of the United States of America at such place as the Holder hereof may from time to time designate in writing to the Company. Payment shall be credited first to the accrued interest then due and payable and the remainder applied to principal. Prepayment of this Note may be made only upon the written consent of a Majority in Interest (as defined below); provided, that all of the Notes shall be prepaid on a pro rata basis.

4. Transfer; Successors and Assigns. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Notwithstanding the foregoing, the Holder may not assign, pledge, or otherwise transfer this Note without the prior written consent of the Company, except for transfers to affiliates. Subject to the preceding sentence, this Note may be transferred only upon surrender of the original Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, a new convertible promissory note for the same principal amount and interest will be issued to, and registered in the name of, the transferee. Interest and principal are payable only to the registered holder of this Note.

5. Governing Law. This Note and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

6. Notices. Any notice required or permitted by this Note shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile or e-mail, or forty-eight (48) hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, if such notice is addressed to the party to be notified at such party’s address, facsimile number or e-mail as set forth below or as subsequently modified by written notice.

Ex-4-3

7. Amendments and Waivers. Any term of this Note may be amended or waived only with the written consent of the Company and the holders of a majority of the aggregate principal amount of the Notes then outstanding (a “Majority in Interest”). Any amendment or waiver effected in accordance with this Section 7 shall be binding upon the Company, the Holder and each transferee of this Note.

8. Stockholders, Officers and Directors Not Liable. In no event shall any stockholder, officer or director of the Company be liable for any amounts due or payable pursuant to this Note.

9. Counterparts. This Note may be executed in two or more counterparts, all of which together shall constitute one and the same instrument. This Note may also be executed and delivered by facsimile or other electronic delivery of signature.

10. Titles and Subtitles. The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

[Signature Page Follows]

Ex-4-4

This Note is executed and delivered as of the date first set forth above.

COMPANY:

REGENERX BIOPHARMACEUTICALS, INC.

By:
J.J. Finkelstein
Chief Executive Officer

Address:	15245 Shady Grove Road
Suite 470
Rockville, MD 20850

AGREED TO AND ACCEPTED:

(signature)

Address:

Ex-4-5

Appendix A

Conversion Notice

To convert this Note in accordance with Section 2(a), check this box: ☐

If you want the stock certificate made out in another person’s name fill in the form below:

Print or type other person’s name, address and zip code:

Date:	Your signature:
(Sign exactly as your name appears on the Note)

Deliver this Notice with the original Note to the offices of the Company in accordance with Section 2(c) of the Note.

Ex-4-6

EXHIBIT 5

THIS WARRANT AND THE UNDERLYING SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS.

REGENERX BIOPHARMACEUTICALS, INC.

WARRANT TO PURCHASE COMMON STOCK

February 26, 2019

Void After March 1, 2024

THIS CERTIFIES THAT, for value received, Essetifin S.p.A., or its permitted registered assigns (the “Holder”), is entitled to subscribe for and purchase at the Exercise Price (defined below) from REGENERX BIOPHARMACEUTICALS, INC., a Delaware corporation (the “Company”) up to 3,125,000 shares of the common stock of the Company, par value $0.001 per share (the “Common Stock”). This Warrant has been issued pursuant to that certain Securities Purchase Agreement between the Company and the Holder dated of even date herewith (the “Purchase Agreement”).

1. DEFINITIONS.

Capitalized terms used herein but not otherwise defined herein shall have their respective meanings as set forth in the Purchase Agreement. As used herein, the following terms shall have the following respective meanings:

(a) “Business Day” means a day, other than a Saturday or Sunday, on which banks in New York City are open for the general transaction of business.

(b) “Exercise Period” shall mean the period commencing with the date that is six months after the date hereof and ending at 5:30 p.m. New York City time on the fifth (5th) anniversary of the date hereof.

(c) “Exercise Price” shall mean $0.18 per share, subject to adjustment pursuant to Section 5 below.

(d) “Exercise Date” shall have the meaning set forth in Section 3.1(b) hereof.

(e) “Exercise Shares” shall mean the shares of Common Stock issuable upon exercise of this Warrant.

(f) “Expiration Date” shall mean 5:30 p.m. New York City time on the fifth (5th) anniversary of the date hereof.

(g) “Trading Day” shall mean (i) any day on which the Common Stock is listed or quoted and traded on its primary Trading Market, (ii) if the Common Stock is not then listed or quoted and traded on any Trading Market, then a day on which trading occurs on the OTC Bulletin Board (or any successor thereto), or (iii) if trading does not occur on the OTC Bulletin Board (or any successor thereto), any Business Day.

(h) “Trading Market” means whichever of the New York Stock Exchange, the NYSE Amex, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market or the OTC Bulletin Board on which the Common Stock is listed or quoted for trading on the date in question.

Ex-5-1

2. Reserved.

3. EXERCISE OF WARRANT.

3.1 Exercise of Warrant.

(a) The rights represented by this Warrant may be exercised in whole or in part at any time during the Exercise Period upon (i) delivery of an executed Notice of Exercise in the form attached hereto to the Company at its address set forth on the signature page hereto (or at such other address as it may designate by notice in writing to the Holder), (ii) surrender of this Warrant and (iii) payment of the Exercise Price for the number of Exercise Shares as to which this Warrant is being exercised. The delivery by (or on behalf of) the Holder of the Exercise Notice and the applicable Exercise Price as provided above shall constitute the Holder’s certification to the Company that his/its representations contained in Section 4.2(b), (c) and (d) of the Purchase Agreement are true and correct as of the Exercise Date as if remade in their entirety (or, in the case of any transferee Holder that is not a party to the Purchase Agreement, such transferee Holder’s certification to the Company that such representations are true and correct as to such assignee Holder as of the Exercise Date).

(b) With respect to each exercise of this Warrant pursuant to Section 3.1(a) above, the Exercise Date shall be deemed to be the date the Exercise Price is received by the Company. The Exercise Shares shall be deemed to have been issued, and Holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the Exercise Date. The person in whose name any certificate or certificates for Exercise Shares are to be issued upon exercise of this Warrant shall be deemed to have become the holder of record of such shares on the Exercise Date, irrespective of the date of delivery of such certificate or certificates, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open.

(c) Certificates for shares purchased hereunder shall be transmitted by the transfer agent of the Company to the Holder by crediting the account of the Holder’s prime broker with the Depository Trust Company through its Deposit Withdrawal Agent Commission system if the Company is a participant in such system, and otherwise by physical delivery to the address specified by the Holder in the Notice of Exercise within three business days from the delivery to the Company of the Notice of Exercise, surrender of this Warrant and payment of the aggregate Exercise Price as set forth above.

3.2 Issuance of New Warrants. Upon any partial exercise of this Warrant, the Company, at its expense, will forthwith and, in any event within five business days, issue and deliver to the Holder a new warrant or warrants of like tenor, registered in the name of the Holder, exercisable, in the aggregate, for the balance of the number of shares of Common Stock remaining available for purchase under the Warrant.

3.3 Payment of Taxes and Expenses. The Company shall pay any recording, filing, stamp or similar tax which may be payable in respect of any transfer involved in the issuance of, and the preparation and delivery of certificates (if applicable) representing, (i) any Exercise Shares purchased upon exercise of this Warrant and/or (ii) new or replacement warrants in the Holder’s name or the name of any transferee of all or any portion of this Warrant.

4. COVENANTS OF THE COMPANY.

4.1 Covenants as to Exercise Shares. The Company covenants and agrees that all Exercise Shares that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued and outstanding, fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issuance thereof. The Company further covenants and agrees that the Company will at all times during the Exercise Period, have authorized and reserved, free from preemptive rights, a sufficient number of shares of Common Stock to provide for the exercise of the rights represented by this Warrant. If at any time during the Exercise Period the number of authorized but unissued shares of Common Stock shall not be sufficient to permit exercise of this Warrant, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

4.2 No Impairment. Except to the extent as waived or consented to by the Holder, the Company will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may be necessary or appropriate in order to protect the exercise rights of the Holder against impairment.

4.3 Notices of Record Date and Certain Other Events. In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend which is the same as cash dividends paid in previous quarters) or other distribution, the Company shall mail to the Holder, at least 10 days prior to the date on which any such record is to be taken for the purpose of such dividend or distribution, a notice specifying such date.

Ex-5-2

5. ADJUSTMENT OF EXERCISE PRICE AND EXERCISE SHARES.

(a) In the event of changes in the outstanding Common Stock of the Company by reason of stock dividends, split-ups, recapitalizations, reclassifications, combinations or exchanges of shares, separations, reorganizations, liquidations, consolidation, acquisition of the Company, or the like, the number, class and type of shares available under the Warrant in the aggregate and the Exercise Price shall be correspondingly adjusted to give the Holder of the Warrant, on exercise for the same aggregate Exercise Price, the total number, class, and type of shares or other property as the Holder would have owned had the Warrant been exercised prior to the event and had the Holder continued to hold such shares until the event requiring adjustment. The form of this Warrant need not be changed because of any adjustment in the number of Exercise Shares subject to this Warrant.

(b) If at any time following delivery by Holder to the Company of a Notice of Exercise but prior to issuance of the applicable Exercise Shares, the holders of Common Stock of the Company (or any shares of stock or other securities at the time receivable upon the exercise of this Warrant) shall have received or become entitled to receive, without payment therefor:

(i) Common Stock or any shares of stock or other securities which are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution (other than a dividend or distribution covered in Section 5(a) above),

(ii) any cash paid or payable otherwise than as a cash dividend, or

(iii) Common Stock or additional stock or other securities or property (including cash) by way of spinoff, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock pursuant to Section 5(a) above), then and in each such case, the Holder hereof will be entitled to receive, in addition to the number of shares of Common Stock receivable pursuant to the Notice of Exercise, and without payment of any additional consideration therefor, the amount of stock and other securities and property (including cash in the cases referred to in clauses (ii) and (iii) above) which such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property.

(c) Upon the occurrence of each adjustment pursuant to this Section 5, the Company at its expense will, at the written request of the Holder, promptly compute such adjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted Exercise Price and adjusted number or type of Exercise Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder and to the Company’s transfer agent.

Ex-5-3

6. FRACTIONAL SHARES.

No fractional shares shall be issued upon the exercise of this Warrant as a consequence of any adjustment pursuant hereto. All Exercise Shares (including fractions) issuable upon exercise of this Warrant may be aggregated for purposes of determining whether the exercise would result in the issuance of any fractional share. If, after aggregation, the exercise would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of an Exercise Share by such fraction.

7. NO STOCKHOLDER RIGHTS.

Other than as provided in Section 3.1(a) or otherwise herein, this Warrant in and of itself shall not entitle the Holder to any voting rights or other rights as a stockholder of the Company.

8. TRANSFER OF WARRANT.

Subject to applicable laws and the restrictions on transfer set forth on the first page of this Warrant and set forth in the Purchase Agreement, including, without limitation, Section 4 thereof, this Warrant and all rights hereunder are transferable, by the Holder in person or by duly authorized attorney, upon delivery of this Warrant and the form of assignment attached hereto to any transferee designated by Holder. The transferee shall sign an investment letter in form and substance reasonably satisfactory to the Company and its counsel.

9. LOST, STOLEN, MUTILATED OR DESTROYED WARRANT.

If this Warrant is lost, stolen, mutilated or destroyed, the Company may, on such terms as to indemnity or otherwise as it may reasonably impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination and tenor as the Warrant so lost, stolen, mutilated or destroyed. Any such new Warrant shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Warrant shall be at any time enforceable by anyone.

10. NOTICES, ETC.

All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Company at the address listed on the signature page hereto and to Holder at the applicable address set forth on the applicable signature page to the Purchase Agreement or at such other address as the Company or Holder may designate by 10 days advance written notice to the other parties hereto.

Ex-5-4

11. ACCEPTANCE.

Receipt of this Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

12. GOVERNING LAW.

This Warrant and all rights, obligations and liabilities hereunder shall be governed by the laws of the State of Delaware.

13. AMENDMENT OR WAIVER.

Any term of this Warrant may be amended or waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Holder. No waivers of any term, condition or provision of this Warrant, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Ex-5-5

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its duly authorized officer as of February 26, 2019.

REGENERX BIOPHARMACEUTICALS, INC.

By:
Name:	J.J. Finkelstein
Title:	President and Chief Executive Officer

Ex-5-6

NOTICE OF EXERCISE

TO: REGENERX BIOPHARMACEUTICALS, INC.

(1) The undersigned hereby elects to purchase shares of the Common Stock of REGENERX BIOPHARMACEUTICALS, INC. (the “Company”) pursuant to the terms of the attached Warrant, and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2) Please issue a certificate or certificates representing said shares of Common Stock of the Company in the name of the undersigned or in such other name as is specified below:

(Name)

(Address)

(3) The undersigned represents that (i) the aforesaid shares of Common Stock are being acquired for the account of the undersigned and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such shares; (ii) the undersigned is aware of the Company’s business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision regarding his/its investment in the Company; (iii) the undersigned is experienced in making investments of this type and has such knowledge and background in financial and business matters that the undersigned is capable of evaluating the merits and risks of this investment and protecting the undersigned’s own interests; (iv) the undersigned understands that the shares of Common Stock issuable upon exercise of this Warrant have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), by reason of a specific exemption from the registration provisions of the Securities Act, which exemption depends upon, among other things, the bona fide nature of the investment intent as expressed herein, and, because such securities have not been registered under the Securities Act, they must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available; (v) the undersigned is aware that the aforesaid shares of Common Stock may not be sold pursuant to Rule 144 adopted under the Securities Act unless certain conditions are met and until the undersigned has held the shares for the number of years prescribed by Rule 144, that among the conditions for use of the Rule is the availability of current information to the public about the Company; and (vi) the undersigned agrees not to make any disposition of all or any part of the aforesaid shares of Common Stock unless and until there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with said registration statement, or the undersigned has provided upon the Company’s reasonable request, an opinion of counsel satisfactory to the Company, stating that such registration is not required.

(Date)	(Signature)

(Print name)

Ex-5-7

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:
(Please Print)

Address:
(Please Print)

Dated:                        , 20

Holder’s Signature:

Holder’s Address:

NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatever. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.

Ex-5-8